Exhibit 99.2

TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2021

PART I - FINANCIAL INFORMATION

Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Balance Sheets

(US dollars in thousands, except share amounts)

(unaudited)

	March 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$61,711	$71,212
Restricted cash	31,624	31,313
Short-term investments	6,999	9,987
Accounts receivable, net	59,631	55,445
Equipment Installment Plan (“EIP”) receivables, net	43,511	43,538
Inventory	11,837	14,612
Prepaid expenses and other current assets	44,057	28,833
Total current assets	259,370	254,940

Property and equipment, net	339,304	362,919
Operating lease right-of-use assets, net	150,412	155,996
License costs and other intangible assets, net	87,726	85,493
Goodwill	9,906	10,223
Long-term EIP receivables	36,871	37,252
Deferred income taxes	33,129	37,573
Other assets	46,858	44,635
Total assets	$963,576	$989,031

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$25,415	$19,906
Construction accounts payable	15,154	16,483
Current portion of debt and financing lease liabilities	34,589	21,001
Customer deposits and unearned revenue	25,938	27,386
Short-term operating lease liabilities	17,541	17,900
Other current liabilities and accrued expenses	104,695	116,433
Total current liabilities	223,332	219,109

Long-term debt and financing lease liabilities	624,828	630,755
Deferred income taxes	7,878	7,966
Non-current operating lease liabilities	133,966	138,478
Other non-current liabilities	29,589	31,612
Total liabilities	1,019,593	1,027,920

Commitments and contingencies

Shareholders' deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 59,921,124 and 59,126,613 shares issued and outstanding	6,337	5,978
Accumulated deficit	(106,112)	(97,369)
Accumulated other comprehensive income	6,877	9,936
Total Trilogy International Partners Inc. shareholders' deficit	(92,898)	(81,455)
Noncontrolling interests	36,881	42,566
Total shareholders' deficit	(56,017)	(38,889)

Total liabilities and shareholders' deficit	$963,576	$989,031

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(US dollars in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended
	March 31,
	2021	2020
Revenues
Wireless service revenues	$109,926	$106,637
Wireline service revenues	26,162	18,768
Equipment sales	31,086	24,959
Non-subscriber international long distance and other revenues	2,157	2,413
Total revenues	169,331	152,777

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	53,979	51,171
Cost of equipment sales	34,143	26,238
Sales and marketing	20,503	21,597
General and administrative	28,812	27,867
Depreciation, amortization and accretion	28,180	25,957
Loss on disposal of assets and sale-leaseback transaction	448	720
Total operating expenses	166,065	153,550
Operating income (loss)	3,266	(773)

Other (expenses) income
Interest expense	(13,303)	(11,414)
Change in fair value of warrant liability	53	(50)
Other, net	1,823	(1,953)
Total other expenses, net	(11,427)	(13,417)
Loss before income taxes	(8,161)	(14,190)
Income tax expense	(3,575)	(3,065)
Net loss	(11,736)	(17,255)
Less: Net loss attributable to noncontrolling interests	2,993	6,146
Net loss attributable to Trilogy International Partners Inc.	$(8,743)	$(11,109)

Comprehensive (loss) income
Net loss	$(11,736)	$(17,255)
Other comprehensive loss:
Foreign currency translation adjustments	(6,118)	(21,167)
Net gain on short-term investments	10	-
Other comprehensive loss	(6,108)	(21,167)
Comprehensive loss	(17,844)	(38,422)
Comprehensive loss attributable to noncontrolling interests	6,000	16,661
Comprehensive loss attributable to Trilogy International Partners Inc.	$(11,844)	$(21,761)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$(0.15)	$(0.19)
Diluted (see Note 14 - Earnings per Share)	$(0.15)	$(0.19)

Weighted average common shares:
Basic	58,787,521	57,385,527
Diluted	58,787,521	57,385,527

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Changes in Shareholders' Deficit

(US dollars in thousands, except shares)

(unaudited)

					Accumulated
			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	Deficit
Balance, December 31, 2019	58,451,931	$-	$3,439	$(71,134)	$4,415	$55,488	$(7,792)
Cumulative effect of accounting changes	-	-	-	21,552	-	23,897	45,449
Dividends declared and paid	-	-	-	-	-	(5,125)	(5,125)
Equity-based compensation	-	-	878	-	-	144	1,022
Net loss	-	-	-	(11,109)	-	(6,146)	(17,255)
Other comprehensive loss	-	-	-	-	(10,652)	(10,515)	(21,167)
Issuance of shares related to RSUs and other	432,183	-	(250)	-	4	54	(192)
Balance, March 31, 2020	58,884,114	$-	$4,067	$(60,691)	$(6,233)	$57,797	$(5,060)

Balance, December 31, 2020	59,126,613	$-	$5,978	$(97,369)	$9,936	$42,566	$(38,889)
Equity-based compensation	-	-	928	-	-	57	985
Net loss	-	-	-	(8,743)	-	(2,993)	(11,736)
Other comprehensive loss	-	-	-	-	(3,101)	(3,007)	(6,108)
Issuance of shares related to RSUs and other	794,511	-	(569)	-	42	258	(269)
Balance, March 31, 2021	59,921,124	$-	$6,337	$(106,112)	$6,877	$36,881	$(56,017)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Operating activities:
Net loss	$(11,736)	$(17,255)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	2,356	3,107
Depreciation, amortization and accretion	28,180	25,957
Equity-based compensation	985	1,022
Loss on disposal of assets and sale-leaseback transaction	448	720
Non-cash right-of-use asset lease expense	4,882	4,562
Non-cash interest expense, net	1,780	829
Settlement of cash flow hedges	(613)	(293)
Change in fair value of warrant liability	(53)	50
Non-cash (gain) loss from change in fair value on cash flow hedges	(935)	2,015
Unrealized (gain) loss on foreign exchange transactions	(906)	595
Deferred income taxes	3,254	(554)
Changes in operating assets and liabilities:
Accounts receivable	(6,711)	(7,511)
EIP receivables	(2,598)	(932)
Inventory	2,439	(1,688)
Prepaid expenses and other current assets	(15,725)	(16,995)
Other assets	(1,665)	609
Accounts payable	5,708	3,180
Customer deposits and unearned revenue	(744)	1,320
Operating lease liabilities	(4,340)	(3,983)
Other current liabilities and accrued expenses	(9,256)	(7,848)
Net cash used in operating activities	(5,250)	(13,093)

Investing activities:
Purchases of property and equipment	(11,197)	(16,074)
Additions to license costs	(6,203)	-
Maturities and sales of short-term investments	3,000	-
Other, net	(1,496)	(1,662)
Net cash used in investing activities	(15,896)	(17,736)

Financing activities:
Proceeds from EIP receivables financing obligation	20,653	10,399
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(7,485)	(214,151)
Proceeds from debt	-	211,583
Dividends to noncontrolling interest	-	(5,125)
Debt issuance and modification costs	-	(1,435)
Other, net	(277)	(192)
Net cash provided by financing activities	12,891	1,079

Net decrease in cash, cash equivalents and restricted cash	(8,255)	(29,750)

Cash, cash equivalents and restricted cash, beginning of period	102,525	78,462

Effect of exchange rate changes	(935)	(1,655)

Cash, cash equivalents and restricted cash, end of period	$93,335	$47,057

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2020 is derived from the Company’s audited financial statements at that date and should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

Certain amounts in the prior period Condensed Consolidated Statements of Cash Flows related to restricted cash have been reclassified to conform to the current year’s presentation.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

The Company has two reportable segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional information relating to our reportable segments is included in Note 17 – Segment Information. Below is a brief summary of each of the Company’s operations:

New Zealand:

Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. In addition, 2degrees offers fixed broadband communications services to residential and enterprise customers.

As of March 31, 2021, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.2%.

Bolivia:

Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers fixed Long Term Evolution wireless services and public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of March 31, 2021, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5%.

Impact of COVID-19 on our Business:

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

During the prior year and continuing through the filing date of these Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company’s businesses and financial results cannot be reasonably estimated.

In New Zealand, the government’s swift and significant response during 2020 had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions to mitigate impacts throughout the prior year. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 17 – Segment Information), began to improve sequentially in the latter part of 2020 and continuing into the first quarter of 2021 as compared to the initial months of the pandemic. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees continues to face a risk of increased bad debt expense and continued suppression of roaming revenues as international travel is restricted, although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. Over the course of 2020 and continuing through the first quarter of 2021, as compared to the periods before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, continuing into early 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the three months ended March 31, 2021. These net losses impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in the prior year and have continued to retain a full reserve through March 31, 2021. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable as of March 31, 2021. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel’s financial performance could cause management to change its expectation with respect to NuevaTel’s ability to generate long-term cash flows and thus trigger a review of long-lived assets for impairment. Specifically, if NuevaTel’s business does not experience an improvement in key financial metrics, including revenue growth, subscriber stability and increased Segment Adjusted EBITDA over the course of fiscal year 2021, the expectation of recoverability of long-lived assets could change. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical. Management will continue to monitor financial and operational metrics over the course of fiscal year 2021 and evaluate whether facts and circumstances have changed and testing of assets for impairment is required. The balances of NuevaTel’s long-lived assets subject to recoverability consideration are material.

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $30.9 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the three months ended March 31, 2021. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Summary of Significant Accounting Policies

Use of Estimates:

The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The Company classifies cash as restricted when the cash is unavailable for use in general operations. The restricted cash balances held by the Company consisted primarily of cash balances restricted under the terms of debt agreements, with the remaining cash balances restricted to offset current installments of debt or restricted as collateral for performance obligations under certain contracts with suppliers.

Balance sheet information related to cash, cash equivalents and restricted cash as of March 31, 2021 and December 31, 2020 consisted of the following:

	As of March 31, 2021	As of December 31, 2020
Cash and cash equivalents	$61,711	$71,212
Restricted cash	31,624	31,313
Total cash, cash equivalents and restricted cash	$93,335	$102,525

Accounts Receivable, net:

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $8.3 million and $8.8 million as of March 31, 2021 and December 31, 2020, respectively.

Recently Issued Accounting Standards:

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to use the extended transition period. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

In June 2016, the Financial Accounting Standard Board issued Accounting Standards Update (“ASU”) 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the “credit loss standard”). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2019-10, for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 2 – PROPERTY AND EQUIPMENT

	As of March 31, 2021	As of December 31, 2020
Land, buildings and improvements	$9,965	$10,022
Wireless communication systems	872,551	879,209
Furniture, equipment, vehicles and software	219,271	221,943
Construction in progress	36,288	40,602
	1,138,075	1,151,776
Less: accumulated depreciation	(798,771)	(788,857)
Property and equipment, net	$339,304	$362,919

Depreciation expense was $24.8 million and $22.4 million for the three months ended March 31, 2021 and 2020, respectively.

Advances to equipment vendors are included in Other assets and totaled $5.1 million and $5.7 million as of March 31, 2021 and December 31, 2020, respectively.

In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers. In July 2020, NuevaTel completed the fourth and final closing resulting in a total of 608 towers sold pursuant to the agreement and total cash consideration of $95.3 million for all closings. The Company had $4.5 million and $4.5 million of financing obligations outstanding as of March 31, 2021 and December 31, 2020, respectively, as certain towers included in the transaction did not meet the criteria for sale-leaseback accounting due to continuing involvement by NuevaTel. In connection with the adoption of the ASU 2016-02 “Leases (Topic 842)” (the “new lease standard”), these unrecognized sale-leaseback transactions were reassessed, and certain towers qualified for sale-leaseback accounting under the new lease standard. The amounts related to the towers that qualified for sale-leaseback accounting were removed from the tower financing obligations and recognized as a sale-leaseback as of January 1, 2020.

The tower sites have an initial lease term of 10 years with up to three five-year renewal terms at NuevaTel’s option. NuevaTel’s initial gross annual tower operating and financing lease rent obligation is $10.4 million and $0.3 million, respectively, for the towers that qualify as a sale-leaseback under the new lease standard and its gross annual tower financing obligation for the sites that do not qualify as a sale-leaseback under the new lease standard is $0.9 million, all of which are subject to certain 3% annual rent increases. For those towers that qualified as a sale-leaseback, NuevaTel incurred $3.0 million and $2.8 million in gross rent expense during the three months ended March 31, 2021 and 2020, respectively. The closings of the tower sale-leaseback transaction generated a taxable gain which resulted in $18.2 million of Bolivian income tax that will be paid in monthly installments over a three-year period.

Supplemental Cash Flow Disclosure:

The Company did not make acquisitions of property and equipment through current and long-term debt during the three months ended March 31, 2021. Acquisitions of property and equipment through current and long-term debt during the three months ended March 31, 2020 were immaterial.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $1.0 million and $1.3 million for the three months ended March 31, 2021 and 2020, respectively.

NOTE 3 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

No goodwill impairments were recognized as of March 31, 2021 or December 31, 2020, since events and circumstances did not indicate such impairment. Changes in the Company’s goodwill balance for the three months ended March 31, 2021 and 2020 were related to foreign currency adjustment and were not material.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The Company’s license costs and other intangible assets consisted of the following:

		As of March 31, 2021			As of December 31, 2020
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
License costs	7 - 20 years	$228,372	$(140,995)	$87,377	$225,835	$(140,849)	$84,986
Subscriber relationships	7 years	13,066	(12,717)	349	13,485	(12,978)	507
Other	6 -14 years	3,593	(3,593)	-	3,640	(3,640)	-
Total		$245,031	$(157,305)	$87,726	$242,960	$(157,467)	$85,493

Fully amortized license costs continue to be presented in the table above when renewals have occurred for the same spectrum bands. Amortization expense was $3.0 million and $3.2 million for the three months ended March 31, 2021 and 2020, respectively.

NOTE 4 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering to certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of March 31, 2021	As of December 31, 2020
EIP receivables, gross	$91,932	$92,081
Unamortized imputed discount	(4,529)	(4,588)
EIP receivables, net of unamortized imputed discount	$87,403	$87,493
Allowance for doubtful accounts	(7,021)	(6,703)
EIP receivables, net	$80,382	$80,790

Classified on the balance sheet as:	As of March 31, 2021	As of December 31, 2020
EIP receivables, net	$43,511	$43,538
Long-term EIP receivables	36,871	37,252
EIP receivables, net	$80,382	$80,790

Of the $91.9 million EIP receivables gross amount as of March 31, 2021, $88.6 million related to 2degrees and the remaining related to NuevaTel. Of the $92.1 million EIP receivables gross amount as of December 31, 2020, $87.9 million related to 2degrees and the remaining related to NuevaTel.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level. As of the periods presented, all of NuevaTel’s unbilled EIP receivables were categorized as prime.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of March 31, 2021	As of December 31, 2020
Prime	$72,692	$72,283
Subprime	19,240	19,798
Total EIP receivables, gross	$91,932	$92,081

The EIP receivables had weighted average imputed discount rates of 7.11% and 7.15% as of March 31, 2021 and December 31, 2020, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended
	March 31,
	2021	2020
Beginning balance of EIP receivables, net	$80,790	$67,510
Additions	22,172	19,476
Billings and payments	(19,493)	(14,530)
Sales of EIP receivables	-	(4,047)
Foreign currency translation	(2,828)	(8,509)
Change in allowance for doubtful accounts and imputed discount	(259)	684
Total EIP receivables, net	$80,382	$60,584

Sales of EIP Receivables:

2degrees has a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third-party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the three months ended March 31, 2020. There were no sales of EIP receivables in the three months ended March 31, 2021.

Three Months Ended
March 31, 2020
EIP receivables derecognized	$4,047
Cash proceeds	(3,619)
Reversal of unamortized imputed discount	(183)
Reversal of allowance for doubtful accounts	(243)
Pre-tax loss on sales of EIP receivables	$2

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the “Purchaser”) and financial institutions that lend capital to the Purchaser. Under the arrangement, 2degrees may sell EIP receivables to the Purchaser at a price reflecting interest rates and fees established in the arrangement.

The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $22.3 million and $14.0 million, respectively, as of March 31, 2021. These EIP receivables were included in EIP receivables, net and Long-term EIP receivables, respectively, in the Company’s Condensed Consolidated Balance Sheet. These EIP receivables serve as collateral for the outstanding financing obligation of $28.9 million related to this secured borrowing arrangement with the Purchaser in Current portion of long-term debt in the Condensed Consolidated Balance Sheet as of March 31, 2021. In July 2020, certain contractual terms of this arrangement were amended. For further information, see Note 7 – Debt.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 5 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	March 31, 2021	December 31, 2020
Payroll and employee benefits	$16,041	$19,817
Interest payable	15,733	6,753
Income and withholding taxes	10,998	12,060
Value-added tax and other business taxes	10,175	13,638
Dealer commissions, subsidies and reimbursements	9,272	12,462
Handset purchases	1,049	11,398
Other	41,427	40,305
Other current liabilities and accrued expenses	$104,695	$116,433

NOTE 6 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of March 31, 2021.

	Fair Value Measurement as of March 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$6,999	$-	$6,999	$-
Forward exchange contracts	129	-	129	-
Total assets	$7,128	$-	$7,128	$-

Liabilities:
Warrant liability	$109	$109	$-	$-
Interest rate swaps	2,181	-	2,181	-
Options instruments classified as liability	2,711	-	-	2,711
Total liabilities	$5,001	$109	$2,181	$2,711

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Fair Value Measurement as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$9,987	$-	$9,987	$-
Total assets	$9,987	$-	$9,987	$-

Liabilities:
Forward exchange contracts	$793	$-	$793	$-
Warrant liability	160	160	-	-
Interest rate swaps	3,796	-	3,796	-
Options instruments classified as liability	2,682	-	-	2,682
Total liabilities	$7,431	$160	$4,589	$2,682

The fair value of the short-term investments is based on historical trading prices, or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments. The fair value of the options instruments, included in Other current liabilities and accrued expenses, is measured using the Black-Scholes valuation model under a consistent methodology used to measure the awards of all 2degrees service-based share options.

There were no transfers between levels within the fair value hierarchy during the three months ended March 31, 2021.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of March 31, 2021 and December 31, 2020 were as follows:

	As of March 31, 2021	As of December 31, 2020
Carrying amount, excluding unamortized discount and deferred financing costs	$667,551	$661,708
Fair value	$654,389	$646,689

For the three months ended March 31, 2021 and 2020, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 7 – DEBT

The Company’s long-term and other debt as of March 31, 2021 and December 31, 2020 consisted of the following:

	As of March 31, 2021	As of December 31, 2020
Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2023 Senior Facilities Agreement	199,171	205,561
TISP 2022 Notes	50,000	50,000
Bolivian Bond Debt	20,114	20,114
New Zealand EIP Receivables Financing Obligation	28,908	15,053
Bolivian 2023 Bank Loan	5,780	6,224
Bolivian 2022 Bank Loan	3,935	4,373
Bolivian Tower Transaction Financing Obligation	4,511	4,546
Other	5,132	5,837
	667,551	661,708
Less: deferred financing costs	(5,418)	(6,668)
Less: unamortized discount	(2,716)	(3,284)
Total debt and financing lease liabilities	659,417	651,756
Less: current portion of debt and financing lease liabilities	(34,589)	(21,001)
Total long-term debt and financing lease liabilities	$624,828	$630,755

Trilogy LLC 2022 Notes:

On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506%. Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice at 100%.

The Trilogy LLC 2022 Notes are subject to an indenture which includes restrictive covenants, including a covenant by Trilogy LLC not to incur additional indebtedness, subject to certain exceptions, such as exceptions that permit NuevaTel and 2degrees to incur certain additional indebtedness. The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third-party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, and as of March 31, 2021, there was no such indebtedness outstanding.

In October 2020, the indenture governing the Trilogy LLC 2022 Notes was amended in connection with the issuance by Trilogy International South Pacific LLC (“TISP”) of $50 million of senior secured notes (the “TISP 2022 Notes”). The amendments to the indenture for the Trilogy LLC 2022 Notes included, among other things, certain changes to the indenture to permit: the issuance of the TISP 2022 Notes, the making of certain intercompany loans by TISP to Trilogy LLC, the entering by Trilogy LLC and Trilogy International South Pacific Holdings (“TISPH”) of guarantees of the TISP 2022 Notes, and the grant of a security interest in the collateral securing the TISP 2022 Notes. Further, under the amendments, TISP is permitted to make an offer to purchase the TISP 2022 Notes with any excess sale proceeds received by Trilogy LLC, TISPH, TISP or any of TISP’s subsidiaries in connection with an asset sale by Trilogy LLC, TISPH, TISP or any of TISP’s subsidiaries (including 2degrees) prior to Trilogy LLC being required to make an offer to purchase the Trilogy LLC 2022 Notes with any excess sale proceeds remaining thereafter. The indenture to the Trilogy LLC 2022 Notes was also amended to permit the sale of NuevaTel for non-cash consideration provided that any non-cash consideration received in a sale can be converted to cash or cash equivalents within 12 months after the closing of such sale and that any cash proceeds be used promptly to redeem the Trilogy LLC 2022 Notes.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger. This debt facility (the “New Zealand 2023 Senior Facilities Agreement”) has a total available commitment of $285 million New Zealand dollars (“NZD”) ($199.2 million based on the exchange rate at March 31, 2021).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement (the “New Zealand 2021 Senior Facilities Agreement”) and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of March 31, 2021, the $235 million NZD facility ($164.2 million based on the exchange rate at March 31, 2021), the $30 million NZD facility ($21.0 million based on the exchange rate at March 31, 2021), and the $20 million NZD facility ($14.0 million based on the exchange rate at March 31, 2021) were fully drawn. Since there is no requirement to repay the $20 million NZD facility until maturity of the New Zealand 2023 Senior Facilities Agreement, the outstanding balance of $20 million NZD as of March 31, 2021 was recorded in Long-term debt and financing lease liabilities in the Condensed Consolidated Balance Sheet. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future for further investments in 2degrees’ business. The New Zealand 2023 Senior Facilities Agreement matures February 7, 2023.

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The interest rate on the outstanding balance was 2.94% as of March 31, 2021.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of March 31, 2021, the commitment fee rate was 0.96%.

Distributions from 2degrees to its shareholders, including Trilogy LLC, are subject to free cash flow tests under the New Zealand 2023 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flow. The outstanding debt may be prepaid without penalty at any time.

The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

•	maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 2.75 from January 1, 2021 to December 31, 2021; and 2.50 thereafter; and

•	ensure capital expenditures shall not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

The refinancing of the New Zealand 2021 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $2.2 million NZD ($1.4 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2023 Senior Facilities Agreement was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Condensed Consolidated Balance Sheet as of March 31, 2021. The remaining fees paid to lenders and third parties in connection with the refinancing were not significant and were expensed. The unamortized balance of the deferred financing costs associated with the New Zealand 2023 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

Additionally, as a result of the refinancing, the $1.6 million NZD ($1.0 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement will be amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Trilogy International South Pacific LLC 2022 Notes:

In October 2020, TISP issued the TISP 2022 Notes. TISP is a wholly owned subsidiary of TISPH, which in turn is wholly owned by Trilogy LLC. TISP owns, through a subsidiary, TIP Inc.’s equity interest in 2degrees. The TISP 2022 Notes were issued pursuant to an agreement (the “Note Purchase Agreement”). The TISP 2022 Notes mature on May 1, 2022, bear an interest rate of 10.0% per annum and were issued at a 95.375% discount. Interest on the TISP 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Cash proceeds from the issuance of the TISP 2022 Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 2022 Notes. TISP is permitted to use proceeds of the TISP 2022 Notes to make intercompany loans to Trilogy LLC for the payment of interest due under the Trilogy LLC 2022 Notes and to pay interest due on the TISP 2022 Notes. The proceeds are otherwise restricted from use in general operations and the related cash balance is included in Restricted cash in the Condensed Consolidated Balance Sheets.

The TISP 2022 Notes are guaranteed by Trilogy LLC and TISPH. The TISP 2022 Notes are also secured on a first priority basis by (a) TISPH’s pledge of (i) 100% of TISPH’s right, title and interest in the equity interests of TISP, and (ii) 100% of TISP’s right, title and interest in any intercompany loan made to Trilogy LLC, and (b) a lien on 100% of TISP’s right, title and interest in a cash collateral account in which the proceeds of the TISP 2022 Notes is being held until such time that such proceeds are used as permitted under the terms of the Note Purchase Agreement.

TISP has the option of redeeming the TISP 2022 Notes, in whole or in part, at 100%.

The terms applicable to the TISP 2022 Notes are based on the terms set forth in the indenture for the Trilogy LLC 2022 Notes, and the restrictive covenants contained in the Note Purchase Agreement are materially consistent with those of the Trilogy LLC 2022 Notes. Additionally, the Note Purchase Agreement requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP’s indirect equity interest in 2degrees.

The Note Purchase Agreement also includes a covenant requiring TISP to make an offer to purchase the TISP 2022 Notes with any excess sale proceeds received by Trilogy LLC, TISPH, TISP or any of TISP’s subsidiaries in connection with an asset sale by Trilogy LLC, TISPH, TISP or any of TISP’s subsidiaries (including 2degrees). TISP is not required to make an offer to purchase the TISP 2022 Notes in connection with a sale of NuevaTel.

Finally, the Note Purchase Agreement provides that Trilogy LLC is not permitted to directly or indirectly consummate a sale of NuevaTel unless the consideration payable in such sale exceeds $75 million.

New Zealand EIP Receivables Financing Obligation:

In August 2019, 2degrees entered into the EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to the Purchaser. In July 2020, the arrangement was amended as described below.

Under the amended arrangement, the Purchaser has access to funding of $45.5 million NZD ($31.8 million based on the exchange rate at March 31, 2021), which the Purchaser can use to acquire EIP receivables from 2degrees. The amount outstanding under this arrangement was $41.4 million NZD ($28.9 million based on the exchange rate at March 31, 2021) and $20.9 million NZD ($15.1 million based on the exchange rate at December 31, 2020) as of March 31, 2021 and December 31, 2020, respectively. All proceeds received and repayments under this arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Condensed Consolidated Statements of Cash Flows.

The Company determined the Purchaser’s obligation to its lenders under the EIP receivables financing arrangement to have characteristics similar to a revolving secured borrowing debt arrangement, and the Company has classified the total amount of the outstanding obligation between the Purchaser and its lenders as current in the Condensed Consolidated Balance Sheets. The obligation of the Purchaser is presented as a component of debt due to the accounting consolidation of the Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the Trilogy LLC 2022 Notes or the TISP 2022 Notes because the Purchaser is a separate entity whose equity is not held by the Company or its subsidiaries. The EIP receivables financing obligation matures in June 2023 under the amended arrangement. The outstanding obligation drawn under this amended arrangement accrues interest monthly at the BKBM plus a margin of 3.55%. The interest rate on the outstanding balance of the drawn facility was approximately 3.95% as of March 31, 2021. Additionally, a line fee of 0.70% is payable by the Purchaser annually on the total available commitment under the amended arrangement, which the Purchaser likewise pays from proceeds that it receives from 2degrees.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Covenants:

The Company is in compliance with all of its debt covenants.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees has entered into various interest rate swap agreements to fix its future interest payments under the New Zealand 2023 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 0.39% to 3.45%. Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $2.2 million and $3.8 million as of March 31, 2021 and December 31, 2020, respectively. As of March 31, 2021, the total notional amount of these agreements was $252.5 million NZD ($176.5 million based on the exchange rate as of March 31, 2021). The agreements have effective dates from June 30, 2017 through September 30, 2022 and termination dates from June 30, 2021 to March 31, 2025. During the three months ended March 31, 2021, no interest rate swap agreements matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended March 31,
	2021	2020
Non-cash gain (loss) from change in fair value recorded in Other, net	$935	$(2,015)
Net cash settlement	$613	$293

Forward Exchange Contracts:

At March 31, 2021, 2degrees had short-term forward exchange contracts to sell an aggregate of $17.4 million NZD and buy an aggregate of $12.3 million to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended March 31, 2021, short-term forward exchange contracts to sell an aggregate of $7.5 million NZD and buy an aggregate of $5.0 million matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The foreign exchange gain and loss recognized in Other, net were not material during the three months ended March 31, 2021 and 2020, respectively. The estimated settlements under these forward exchange contracts were not material as of March 31, 2021 or December 31, 2020.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 9 – EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:

During the three months ended March 31, 2021, TIP Inc. granted a total of 2,396,882 restricted share units (“RSUs” or “Awards”) to certain officers and employees under TIP Inc.’s restricted share unit plan (the “RSU Plan”). These RSUs vest either in annual installments over a four-year period or at the end of a three-year period. RSUs entitle the grantee to receive common shares of TIP Inc. (the “Common Shares”) at the end of specified vesting periods, subject to continued service through the applicable vesting date. As of March 31, 2021, the maximum number of Common Shares that may be issued under the RSU Plan was 6,475,557 shares, which is equal to 7.5% of the combined issued and outstanding Common Shares and Trilogy LLC Class C Units (the “Class C Units”).

On January 1, 2021, 979,537 RSUs vested. As a result of such vesting, 739,923 shares were issued, net of the number of shares necessary to pay related taxes. As of March 31, 2021, 4,749,249 RSUs were unvested and unrecognized compensation expense relating to RSUs was approximately $5.2 million, including $2.5 million relating to grants made in 2021. These amounts reflect time-based vesting and equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

NOTE 10 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of March 31, 2021, TIP Inc. had 59,921,124 Common Shares outstanding, reflecting an increase of 794,511 Common Shares issued during the three months ended March 31, 2021 as a result of the issuance of 739,923 Common Shares in January 2021 in connection with the vesting of RSUs and the issuance of 54,588 Common Shares pursuant to the redemption of Class C Units. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In 2021, the board of directors determined that it is in the best interests of TIP Inc. not to pay a dividend until further notice. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar (“C$”) is distributed to the holder of the Special Voting Share.

As of March 31, 2021, TIP Inc. holds a 69.4% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 0.3% increase in TIP Inc.’s economic ownership interest in Trilogy LLC during the three months ended March 31, 2021 is attributable to the issuance of Common Shares in January 2021 for vested RSUs and the redemption of Class C Units.

Forfeitable Founders Shares:

At March 31, 2021, the Company had 1,675,336 Common Shares (“Forfeitable Founders Shares”) issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 trading-day period.

Special Voting Share of TIP Inc.:

TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:

At March 31, 2021, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheets. The amount of the warrant liability was $0.1 million and $0.2 million as of March 31, 2021 and December 31, 2020, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC consist of three classes of units as follows:

Class A Units:

The Class A Units of Trilogy LLC (“Class A Units”) possess all the voting rights under the Trilogy LLC amended and restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”), but have only nominal economic value and no right to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of March 31, 2021, there were 157,682,319 Class A Units outstanding.

Class B Units:

TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of March 31, 2021, there were 59,921,124 Class B Units outstanding, reflecting an increase of 794,511 Class B Units issued during the three months ended March 31, 2021 as a result of the issuance of 739,923 Common Shares in January 2021 in connection with the vesting of RSUs and the issuance of 54,588 Common Shares pursuant to the redemption of Class C Units. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:

The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of March 31, 2021, redemptions have been settled primarily in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of March 31, 2021, there were 26,419,635 Class C Units outstanding, rounding down to the nearest whole unit, reflecting a decrease of 6,555 Class C Units outstanding, attributable to the redemption of 54,588 Class C Units, partially offset by vesting of 48,033 restricted Class C Units in January 2021. As of March 31, 2021, there were no remaining unvested Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	As of March 31, 2021	As of December 31, 2020
Cumulative foreign currency translation adjustment	$6,869	$9,935
Unrealized gain on short-term investments	8	1
Total accumulated other comprehensive income	$6,877	$9,936

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of March 31, 2021	As of December 31, 2020
2degrees	$40,886	$39,903
NuevaTel	37,550	39,744
Trilogy International Partners LLC	(40,810)	(36,288)
Salamanca Solutions International LLC	(745)	(793)
Noncontrolling interests	$36,881	$42,566

Supplemental Cash Flow Disclosure:

During the three months ended March 31, 2020, NuevaTel declared and paid dividends to a noncontrolling interest of $5.1 million. The dividends were recorded as a financing activity in the Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2020.

NOTE 13 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue:

We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 17 – Segment Information for additional information on revenue by segment.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table presents the disaggregated reported revenue by category:

	Three Months Ended March 31, 2021
	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$49,276	$15,399	$-	$64,675
Prepaid wireless service revenues	26,329	16,388	-	42,717
Wireline service revenues	26,162	-	-	26,162
Equipment sales	30,862	224	-	31,086
Other wireless service and other revenues	1,651	2,952	88	4,691
Total revenues	$134,280	$34,963	$88	$169,331

	Three Months Ended March 31, 2020
	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$42,415	$19,465	$-	$61,880
Prepaid wireless service revenues	21,947	19,558	-	41,505
Wireline service revenues	18,768	-	-	18,768
Equipment sales	23,128	1,831	-	24,959
Other wireless service and other revenues	2,192	3,220	253	5,665
Total revenues	$108,450	$44,074	$253	$152,777

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Condensed Consolidated Balance Sheets represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the three months ended March 31, 2021 and 2020, the impairment charges related to contract assets were insignificant.

The following table represents changes in the contract assets balance:

	Contract Assets
	2021	2020
Balance at January 1	$1,494	$3,044
Increase resulting from new contracts	145	475
Contract assets reclassified to a receivable or collected in cash	(446)	(1,180)
Foreign currency translation	(23)	(67)
Balance at March 31	$1,170	$2,272

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and wireline services, we typically receive consideration in advance of providing the services, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table represents changes in the contract liabilities deferred revenue balance:

	Deferred Revenue
	2021	2020
Balance at January 1	$27,386	$20,237
Net increase in deferred revenue	17,981	18,065
Revenue recognized related to the balance existing at January 1	(18,731)	(16,730)
Foreign currency translation	(698)	(2,023)
Balance at March 31	$25,938	$19,549

Remaining Performance Obligations:

As of March 31, 2021, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $5.4 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 83% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606, Revenue from Contracts with Customers (“Topic 606”), that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:

Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for direct and incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year. Contract costs balances are presented in the Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets.

Capitalized contract costs are assessed for impairment on a periodic basis. There were no impairment losses recognized on capitalized contract costs for the three months ended March 31, 2021 and 2020.

The following table represents changes in the contract costs balance:

	Contract Costs
	2021	2020
Balance at January 1	$19,586	$15,798
Incremental costs of obtaining and contract fulfillment costs	4,534	4,205
Amortization included in operating costs	(3,676)	(3,109)
Foreign currency translation	(509)	(1,255)
Balance at March 31	$19,935	$15,639

NOTE 14 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period using the treasury stock method.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the three months ended March 31, 2021 and 2020, the warrants were out of the money and no adjustment was made to exclude the loss recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $0.1 million and a loss of $0.1 million resulted from the change in fair value of the warrant liability for the three months ended March 31, 2021 and 2020, respectively. The gain or loss from the warrant liability, when considered along with other TIP Inc. expenses for the three months ended March 31, 2021 and 2020, increased the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being antidilutive when included as if redeemed.

The components of basic and diluted earnings per share were as follows:

	Three Months Ended March 31,
	2021	2020
(in thousands, except per share amounts)
Numerator:
Net loss attributable to TIP Inc. - basic and diluted	$(8,743)	$(11,109)

Denominator:
Basic and diluted weighted average Common Shares outstanding	58,787,521	57,385,527

Net loss per share:
Basic and diluted	$(0.15)	$(0.19)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2021 and 2020 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Three Months Ended March 31,
	2021	2020
Class C Units	26,423,275	26,429,239
Warrants	13,402,685	13,402,685
Forfeitable Founders Shares	1,675,336	1,675,336
Unvested RSUs	2,631,677	2,021,074
Unvested Class C Units	-	48,033
Common Shares excluded from calculation of diluted net loss per share	44,132,973	43,576,367

NOTE 15 – LEASES

We lease cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. We determine whether a contract is a lease or contains a lease at contract inception, and this assessment requires judgment including a consideration of factors such as whether we have obtained substantially all of the rights to the underlying assets and whether we have the ability to direct the use of the related assets. ROU assets represent our right to use an underlying asset for the lease term and the lease liability represents our obligation to make payments arising from the lease. Lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. As the rates implicit in our leases are not readily determinable, our incremental borrowing rate is used in calculating the present value of the sum of the lease payments, and determining the rate used for discounting these payments requires judgment. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives, or initial direct costs. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that would be paid to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use an unsecured borrowing rate and risk adjust that rate to approximate a collateralized rate for each geographic region in which we conduct business. Our typical lease arrangement includes a non-cancellable term with renewal options for varying terms depending on the nature of the lease. We include the renewal options that are reasonably certain to be exercised as part of the lease term, and this assessment is also an area of judgment. For cell site locations, optional renewals are included in the lease term based on the date the sites were placed in service and to the extent that renewals are reasonably certain based on the age and duration of the sites. For other leases, renewal options are typically not considered to be reasonably certain to be exercised.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

We have certain lease arrangements with non-lease components that relate to the lease components, primarily related to maintenance and utility costs that are paid to the lessor. Non-lease components and the lease components to which they relate are accounted for together as a single lease component for all asset classes. Certain leases contain escalation clauses or payment of executory costs such as taxes, utilities and maintenance. We recognize lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments are fixed or variable.

The components of total lease cost, net consisted of the following:

		Three Months Ended March 31,
	Classification	2021	2020
Operating lease cost(1)	Cost of service, Sales and marketing, General and administrative (2)	$9,752	$9,013
Financing lease cost:
Amortization of right-of-use assets	Depreciation, amortization and accretion	380	179
Interest on lease liabilities	Interest expense	125	98
Total net lease cost		$10,257	9,290

(1)Operating lease costs include variable and short-term lease costs, both of which were immaterial for the periods presented.

(2)The operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the three months ended March 31, 2021 was $8.1 million, $0.7 million and $0.9 million, respectively. The operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the three months ended March 31, 2020 was $7.4 million, $0.7 million and $0.9 million, respectively.

Sublease income was not significant for the periods presented.

Balance sheet information related to leases as of March 31, 2021 and December 31, 2020 consisted of the following:

	Classification	As of March 31, 2021	As of December 31, 2020
Assets
Operating	Operating lease right-of-use assets, net	$150,412	$155,996
Financing	Property and equipment, net	4,011	4,473
Total lease assets		$154,423	$160,469

Liabilities
Current liabilities
Operating	Short-term operating lease liabilities	$17,541	$17,900
Financing	Current portion of debt and financing lease liabilities	1,359	1,542
Long-term liabilities
Operating	Non-current operating lease liabilities	133,966	138,478
Financing	Long-term debt and financing lease liabilities	3,275	3,607
Total lease liabilities		$156,141	$161,527

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table presents cash flow information for leases for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$6,965	$6,526
Operating cash flows for finance leases	$125	$98
Financing cash flows for finance leases	$417	$314

Right-of-use-assets obtained in exchange for new lease liabilities were not significant for the periods presented.

The weighted-average remaining lease term and the weighted-average discount rate of our leases at March 31, 2021 and December 31, 2020 are as follows:

	As of March 31, 2021	As of December 31, 2020
Weighted-average remaining lease term (years)
Operating leases	8	9
Finance leases	5	5

Weighted-average discount rate
Operating leases	7.1%	7.0%
Finance leases	9.9%	9.7%

The Company's maturity analysis of operating and finance lease liabilities as of March 31, 2021 are as follows:

	Operating Leases	Finance Leases
Remainder of 2021	$20,964	$1,398
2022	25,597	1,299
2023	24,486	748
2024	23,767	576
2025	23,199	531
2026	21,648	378
Thereafter	62,669	1,287
Total lease payments	202,330	6,217
Less interest	(50,823)	(1,583)
Present value of lease liabilities	151,507	4,634
Less current obligation	(17,541)	(1,359)
Long-term obligation at March 31, 2021	$133,966	$3,275

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments:

The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2020. The disclosures below relate to purchase commitments with significant events occurring during the three months ended March 31, 2021.

New Zealand

2degrees has outstanding commitments with Ericsson Communications Limited (“Ericsson”) through 2025, under which Ericsson will provide software, hardware and professional services for certain core network projects and for the supply of Radio Access Network (“RAN”) equipment and professional services in connection with 2degrees’ 5G deployment. The commitments with Ericsson also include provision of all relevant technical support services (including software updates and upgrades for purchased core and RAN products) and other related support services such as spare parts maintenance for the RAN program.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In September 2020, 2degrees signed a three-year purchase agreement, effective as of September 1, 2020, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2020). As part of the purchase agreement, 2degrees committed to allocate a certain portion of its advertising budget per contract year to related marketing.

In November 2019, 2degrees entered into a RAN sharing agreement with a New Zealand telecommunications provider (the “RAN Sharing Partner”) under which the RAN Sharing Partner supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. This arrangement allows 2degrees to utilize the third party’s network equipment to serve 2degrees customers on 2degrees’ own spectrum and replaces certain roaming arrangements with the RAN Sharing Partner. The agreement expires in January 2030 and specifies a series of payments over the term of the agreement. The cost of the RAN sharing arrangement is recognized within Cost of service in the Condensed Consolidated Statement of Operations on a straight-line basis over the term of the agreement although the payment amounts vary with more significant amounts due in the earlier years. Upon the completion and availability of a specified number of sites, additional payments will be due and will begin a series of ongoing quarterly payments to be made over the remainder of the agreement term. 2degrees will pay the ongoing quarterly payments commencing in 2022 through 2024. On or prior to August 1, 2023, 2degrees has the right to terminate this agreement effective on February 1, 2025. In March 2021, 2degrees paid an amount due under this agreement upon completion and availability of a specified number of sites.

In September 2019, the New Zealand Ministry of Business, Innovation and Employment offered to renew licenses for spectrum used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands. The offers are for 2x20 MHz in the 1800 MHz band and 2x15 MHz in the 2100 MHz band. In October and November 2020, the New Zealand government issued formal offers for the 1800 MHz and 2100 MHz spectrum for a total of 20 years commencing April 2021. 2degrees has accepted the offers with an initial term of two years and the purchase price for each of the spectrum bands was paid in January 2021. The offers for the remaining 18-year terms are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the spectrum for each of the 18-year terms is permitted to be paid in four annual installments beginning January 2023. Although the purchase amounts are not legally committed until final terms for each of the offers are accepted, we have included the expected amounts of all renewal installment payments (inclusive of estimated interest) in the total purchase commitments table below.

2degrees has outstanding commitments with Huawei Technologies (New Zealand) Company Limited (“Huawei”) and Tech Mahindra through 2024 for ongoing network infrastructure support and maintenance, technical support and spare parts maintenance, software upgrades, products, professional services, information technology services, and other equipment and services. The significant majority of the commitment relates to existing network technology and includes amounts that will be reflected within both capital expenditures and operating expenses. In February 2021, effective December 2020, 2degrees and Huawei amended payment terms of the purchase of existing software licenses to provide for installment payments by 2degrees for this commitment. Quarterly payments commenced in the first quarter of 2021 and will continue through 2022.

In August 2017, the New Zealand government signed an agreement with a New Zealand wireless carriers’ joint venture group, consisting of 2degrees, Vodafone and Spark New Zealand Limited, to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). 2degrees paid $1.5 million and $1.7 million for the project under the RBI2 Agreement during the three months ended March 31, 2021 and 2020, respectively, and such payments were included in investing activities in the Condensed Consolidated Statements of Cash Flows. As of March 31, 2021 and December 31, 2020, investment in this joint venture was $11.0 million and $9.9 million, respectively, and was included in Other assets in the Condensed Consolidated Balance Sheets. 2degrees’ estimated outstanding obligation for investments under the RBI2 Agreement does not include potential operating expenses or capital expenditure upgrades associated with the RBI2 Agreement.

As of March 31, 2021, 2degrees had other purchase commitments through 2025 with various vendors to acquire hardware and software related to ongoing network and Information Technology (“IT”) projects, as well as for IT support services, IT development, consulting, advertising and marketing costs. None of these commitments is significant individually.

Total purchase commitments for each of the next five years for New Zealand as of March 31, 2021, based on exchange rates as of that date, are as follows:

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Years ending December 31,
Remainder of 2021	$79,998
2022	84,959
2023	37,911
2024	16,329
2025	9,360

During the first half of 2020, 2degrees began fit-out design work in accordance with a pre-lease agreement with a New Zealand real estate developer for the construction of a commercial building and future lease of space to 2degrees for its corporate headquarters. The pre-lease agreement requires 2degrees to enter into a lease upon completion of construction and allows for coordination of the fit-out of the headquarters space during the construction period. Construction is expected to be completed in the third quarter of 2021. Upon completion of construction, 2degrees will execute a twelve-year lease with total expected rent payments over the lease term, including contractual rent increases, of approximately $68 million NZD ($48 million based on the exchange rate at March 31, 2021). Since the lease has not yet been executed, we have not included these payments in the table above. Subsequent to March 31, 2021, 2degrees gained physical access to the facility, and a related lease commencement assessment will occur in the second quarter of 2021.

Bolivia

NuevaTel has a purchase commitment with Nokia Solutions and Networks Bolivia S.A. and Nokia Solutions and Networks O.Y. (collectively, “Nokia”) for hardware, software and services related to Long Term Evolution network expansion as well as software upgrades. This commitment increased during the three months ended March 31, 2021 and is included as a component of the remaining commitments in the table below.

As of March 31, 2021, NuevaTel had other purchase commitments through 2031 with various vendors which have not changed significantly individually from the year ended December 31, 2020.

Total purchase commitments for each of the next five years for Bolivia as of March 31, 2021 are as follows:

Years ending December 31,
Remainder of 2021	$25,665
2022	2,352
2023	2,110
2024	2,110
2025	2,110

Contingencies:

General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in these Notes to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Bolivian Regulatory Matters

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. As to many of these outages, the Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (the “ATT”) is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. Following numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing, NuevaTel accrued $4.5 million in the third quarter of 2018 in Other current liabilities and accrued expenses as presented in the Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020. NuevaTel continues to contest the matter vigorously and has appealed the reinstatement to the Supreme Tribunal of Justice (“Supreme Tribunal”). The ATT initiated a separate court proceeding against NuevaTel to collect the fine; it was recently required by the court to refile and has yet to serve its complaint on NuevaTel. When served, NuevaTel will assert that the time allowed under new regulations for the collection of the fine has expired and that, in any event, it is not obligated to pay until the Supreme Tribunal rules on its appeal. Unless the collection proceeding is dismissed, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel’s appeal before the Supreme Tribunal.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Tribunal in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

Bolivia Tax Matter

During 2019, NuevaTel’s 2017 income tax return was selected for examination by the Bolivian tax authorities. The exam team concluded aspects of their audit in the fourth quarter of 2020 and provided their initial findings in January 2021, which challenged certain tax positions, including the deductibility of certain withholding taxes. The potential income tax effect of these positions could be in the range of approximately $1.0 million for each of the years not barred by the statute of limitations (years 2014 - 2020). NuevaTel intends to contest the proposed adjustment and has engaged an external counsel to assist with the examination process and with defending its position once a formal assessment has been issued. Although the outcome of this process cannot be predicted with certainty, we believe it is more likely than not that we will be successful in defending our position based on legal and technical arguments. Accordingly, no reserve has been recorded related to this matter.

NOTE 17 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources and makes key operating decisions.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The table below presents financial information for our reportable segments and reconciles total Segment Adjusted EBITDA to Loss before income taxes:

	Three Months Ended March 31,
	2021	2020
Revenues
New Zealand	$134,280	$108,450
Bolivia	34,963	44,074
Unallocated Corporate & Eliminations	88	253
Total revenues	$169,331	$152,777

Segment Adjusted EBITDA
New Zealand	$32,933	$26,173
Bolivia	3,207	4,986

Equity-based compensation	(985)	(1,022)
Transaction and other nonrecurring costs	-	(452)
Depreciation, amortization and accretion	(28,180)	(25,957)
Loss on disposal of assets and sale-leaseback transaction	(448)	(720)
Interest expense	(13,303)	(11,414)
Change in fair value of warrant liability	53	(50)
Other, net	1,823	(1,953)
Unallocated Corporate & Eliminations	(3,261)	(3,781)
Loss before income taxes	$(8,161)	$(14,190)

	As of March 31, 2021	As of December 31, 2020
Total assets
New Zealand	$582,749	$602,568
Bolivia	338,096	340,436
Unallocated Corporate & Eliminations	42,731	46,027
Total assets	$963,576	$989,031

NOTE 18 – SUBSEQUENT EVENTS

Exchange of $350 million senior secured notes and amendment of $50 million senior secured notes:

In May 2021, the Company announced that TISP and TISP Finance, Inc. (the “Issuers”), each indirect subsidiaries of the Company, commenced a private offer (“Exchange Offer”) to certain eligible noteholders to exchange any and all of the outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes issued by Trilogy LLC and Trilogy International Finance Inc. for newly issued 8.875% Senior Secured Notes due 2023 of the Issuers (the “New Notes”). In the absence of the Exchange Offer and related extension of the maturity date of the existing notes, the Trilogy LLC 2022 Notes and the TISP 2022 Notes would become due on May 1, 2022.

Eligible holders who validly tender and do not validly withdraw their Trilogy LLC 2022 Notes in the Exchange Offer prior to an “Early Tender Date” will receive $1,020 in principal amount of New Notes per $1,000 principal amount of Trilogy LLC 2022 Notes that are accepted for exchange. For any Trilogy LLC 2022 Notes that are validly tendered after the Early Tender Date but before an expiration date, eligible holders will receive $970 in principal amount of New Notes per $1,000 principal amount of Trilogy LLC 2022 Notes that are accepted for exchange. The New Notes will be guaranteed by Trilogy LLC, TISPH, and certain other subsidiaries of Trilogy LLC, and will be secured by, among other things, first-priority liens on all of the equity interests of TISPH, TISP and TISP Finance, Inc., subject to certain exceptions and permitted liens. The New Notes will mature on May 15, 2023.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In conjunction with the Exchange Offer, Trilogy LLC is soliciting consents with respect to the Trilogy LLC 2022 Notes to release the liens on the collateral securing the notes, to shorten the notice period for redemption of the notes and to eliminate substantially all of the restrictive covenants, certain affirmative covenants and certain events of default contained in the indenture governing the notes. The Exchange Offer is conditioned upon the consummation of this consent solicitation, which requires, at a minimum, the receipt of consents from holders of at least 50% in aggregate principal amount of Trilogy LLC 2022 Notes outstanding in order to effect the proposed amendments to the indenture governing such notes and the receipt of consents from holders of at least 75% in aggregate principal amount of Trilogy LLC 2022 Notes outstanding, in order to release collateral securing the notes. Certain holders of Trilogy LLC 2022 Notes, who collectively hold, or have voting and dispositive control of, approximately 79.5% of the aggregate outstanding principal amount of the Trilogy LLC 2022 Notes have agreed, or indicated their intention, to tender all of their Trilogy LLC 2022 Notes in the Exchange Offer and to deliver consents with respect to all of their Trilogy LLC 2022 Notes. Further, some of these holders (the "Backstop Holders"), who collectively hold approximately 73% of the aggregate outstanding principal amount of the Trilogy LLC 2022 Notes have committed, subject to certain terms and conditions to acquire on the settlement date an aggregate principal amount of additional New Notes in an amount sufficient to enable Trilogy LLC to use the proceeds from such acquisition to promptly redeem, or to discharge (if consents for less than 75% of the aggregate outstanding principal amount of the Trilogy LLC 2022 Notes have been submitted), any Trilogy LLC 2022 Notes that remain outstanding after the completion of the Exchange Offer.

Concurrently with the commencement of the Exchange Offer, TISP is also soliciting consents to amend its outstanding $50 million aggregate principal amount of the TISP 2022 Notes primarily to extend the maturity date of the TISP 2022 Notes until May 15, 2023 and permit the consummation of the transactions contemplated by the Exchange Offer. Holders of TISP 2022 Notes who submit consents prior to the TISP 2022 Notes Early Consent Date (which coincides with the Early Tender Date applicable to the Exchange Offer) will receive additional TISP 2022 Notes with a principal amount equal to $20.00 per $1,000 principal amount of TISP 2022 Notes. The effectiveness of this TISP 2022 Notes consent solicitation is subject to certain conditions, including receipt of consents from holders of 100% of the aggregate principal amount of the TISP 2022 Notes outstanding and the consummation of the Exchange Offer. Each of the holders of the TISP 2022 Notes has delivered or has committed to deliver a consent with respect to all of that holder’s TISP 2022 Notes.

In accordance with the contractual commitments of the Backstop Holders and the commitments of holders of 100% of the TISP 2022 Notes outstanding as of the date of issuance of these Condensed Consolidated Financial Statements to deliver consents, the Exchange Offer and the consent solicitation for the TISP 2022 Notes are expected to be consummated under binding and enforceable terms currently in effect. As a result, the maturity dates of the full outstanding balance of the principal amount of the combined New Notes and the TISP 2022 Notes (including such additional principal amounts as are associated with the tender of Trilogy LLC 2022 Notes in advance of the Early Tender Date and consents granted with respect to the TISP 2022 Notes in advance of the TISP 2022 Notes Early Consent Date) are expected to be extended until May 15, 2023.